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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          FORM 10-SB [AMENDMENT NO. 2]

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934




                           DICOM IMAGING SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  NEVADA                                     88-0422026
     (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NUMBER)

                              1350 E. FLAMINGO ROAD
                                    SUITE 847
                               LAS VEGAS, NV 89119
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                                 (877) 624-6243
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 (520) 441-8755
              (REGISTRANT'S FACSIMILE NUMBER, INCLUDING AREA CODE)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:





                              COMMON STOCK, $0.001
                              --------------------
                                (TITLE OF CLASS)

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

CERTAIN FORWARD-LOOKING INFORMATION

         The information contained in this Registration Statement includes forward-looking statements. Since this information is based on current expectations which involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements. Various important factors known to Dicom Imaging Systems, Inc. that could cause such material differences are identified in the section entitled Plan of Operation contained in Part I, Item 2 of this Registration Statement.

PART I.

Item 1. Description of Business

BUSINESS DEVELOPMENT

         Dicom Imaging Systems, Inc., a Nevada Corporation ("Dicom" or "DIS" or the "Company") is a development stage software provider to the dental industry and associated groups. It is the plan of Dicom to capture market share of imaging software in dentistry by producing and distributing, free of charge, an imaging software application known as IMAGE EXPLORER AND IMAGE EDITOR ("Image Explorer") to dentists, dental specialists, dental laboratories, dental insurance companies, and educational facilities throughout North America. Dicom requires registration of its Image Explorer product by its customers through a telephone registration system. At the point of registration of IMAGE EXPLORER, it is anticipated that Dicom representatives will market a series of value added software modules, support services and select imaging hardware devices to its software registrants.

         The core Image Explorer product functions primarily as a means for dental professionals to categorize, manage and manipulate patient images by means of a visual interface. The value added software modules each provide products to assist dental professionals with a specific area of image management and manipulation, such as cosmetic whitening procedures on teeth. The value added software modules can be added and integrated as dental professionals become more familiar with the Dicom's Image Explorer technology.

         By providing dental care providers with a DICOM (Digital Imaging Communications in Medicine) compliant standard image database application, management believes that DIS could provide an industry wide standard for dealing with dental images across the profession. The Digital Imaging Communications in Medicine (DICOM) standard is a detailed specification that describes a means of formatting and exchanging images and associated information. DICOM is a standard similar to JPEG, TIFF or any other standaridized protocol for storage and retrieval of digital images. The standard applies to the operation of the interface which is used to transfer data in and out of an imaging device. Currently, dental professionals as a group are moving toward the DICOM standard. Most providers of dental hardware and software do not use the DICOM standard. The corporate name Dicom Imaging Systems, Inc. was inspired by the DICOM standard. It is anticipated that substantially all of Dicom's revenues will be derived from sales of value added software modules, support services and select imaging hardware devices to its software registrants.

         Dicom provides telephone and email based technical support services for product users with questions concerning use of a Dicom software product. Such questions may relate to device compliance, software features, installation of software or advice on how to optimize use of the software for the needs of a particular dentist. Dicom provides such service and support, which also includes free-upgrades of the Dicom software



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product, for an annual fee of $495, paid directly by the software user to Dicom via a credit card over the Internet or telephone.

         Dicom also stocks an imaging capture card, which is a device added to a personal computer to support input of digital images, an intraoral camera, which is a camera for taking digital images of the inside of a patient's mouth and footpedals, which are used to control intraoral cameras by pressing down with the foot. These products are manufactured by third parties and Dicom receives a commission on the sale of each of these products through our website or toll-free telephone number.

         Dicom anticipates that 45% of its revenues will come from the sale of software modules, 45% will come from revenue for technical support and upgrade service and 10% will come from revenue derived from the sale of the hardware devices described above.

         BANKRUPTCY OR RECEIVERSHIP

         Dicom has never initiated or been the subject of any action under the United States Bankruptcy Code or any receivership or any similar proceeding.

         COMPANY HISTORY; FORM AND YEAR OF ORGANIZATION; PURCHASE OF SIGNIFICANT ASSETS

         Dicom was incorporated as a Nevada Corporation on March 17, 1999. Although certain officers of Dicom had been developing and structuring the software license and other contractual relationships for Dicom prior to incorporation, Dicom has been active in pursuing its customers and distributing its products only since April 2, 1999. Dicom intends to handle its customer service, order fulfillment and sales functions directly in its Las Vegas offices. Certain technical support and customer service functions, but no sales functions, are handled by Dicom's wholly owned subsidiary, 527403 British Columbia Limited, a Canadian corporation incorporated under the laws of British Columbia, Canada ("BC Ltd.") in April 6, 1996. However, as of March, 1999, there were no assets or liabilities in BC Ltd. and was no business being conducted out of BC Ltd. Prior to March, 1999 no person was conducting any business related to Dicom out of BC Ltd. In March, 1999, BC Ltd. became a wholly-owned subsidiary of Dicom for the purpose of handling Dicom's service and support calls in Canada. BC Ltd. is not a predecessor of Dicom and none of the officers of Dicom were conducting Dicom's business or any business related to Dicom out of BC Ltd. prior to March, 1999.

         Presently, Dicom does not have sufficient personnel in Las Vegas to provide the telephone technical support which it sells to its customers for $495 per year. Therefore, Dicom has organized BC Ltd. to provide technical support to Dicom customers through a toll-free number which is answered at BC Ltd. BC Ltd. is staffed with personnel who have the expertise to answer questions regarding installation problems, sophisticated hardware/software compatibility problems and advise on optimum usage techniques for the Software. Dicom intends for all sales functions, closing of orders, shipping of products, processing of credit card information to occur in Las Vegas. BC Ltd. will be responsible solely for paid telephone customer technical support. Because Dicom's Las Vegas offices are still being set up, presently BC Ltd. also handles questions from customers regarding Dicom's available products and services. It is anticipated that this function will shift to Las Vegas within the next two months.

         Dicom did not develop the Image Explorer or value added module software, but licensed the same from Torchmark Holdings, Ltd., a Turks and Caicos Islands B.W.I. corporation ("Torchmark") under a License Agreement dated March 17, 1999 by and between Torchmark and Dicom and a Capital Contribution Agreement dated March 17, 1999 by and between Torchmark and Dicom. Torchmark acquired the license for the Image Explorer and value added module software (the "Software") from Image F/X Software Solutions, Inc., a Canadian Corporation ("Image"). Torchmark became acquainted with Image by means of Walter Sutherland, who was an employee of Image at the time of the introduction and who was friends with the principals of Torchmark. Walter Sutherland is currently an employee of Dicom. Torchmark paid Image $150,000 Canadian Dollars for a full transfer of all right, title and interest in the Image Explorer software.



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         Dicom has no operating history prior to March 17, 1999. Dicom has had no significant revenues to date and has funded its activities through the sale of its common stock and through loans by shareholders. Dicom's corporate headquarters are located in Las Vegas, Nevada. Dicom is presently negotiating the lease on its Las Vegas administrative and sales headquarters in Las Vegas. Certain of the officers and other employees of Dicom presently conduct the certain aspects of the corporation's business at the physical location of BC Ltd. Outside Corporate Counsel to Dicom maintains most of Dicom's administrative and financial records at the offices of Corporate Counsel until a final lease is negotiated on Dicom's Las Vegas headquarters.

BUSINESS OF DICOM

         PRINCIPAL PRODUCTS AND SERVICES OF DICOM AND THEIR MARKETS

         The core product, (Image Explorer) is a software program designed to provide storage, archiving and access to digital images captured by dental professionals. Image Explorer operates in the Windows operating system environment on a personal computer using the DICOM standard for archiving digital images. Image Explorer captures images from a variety of sources such as digital cameras, intra oral cameras, digital x-ray, e-mail, internet transfers, operating microscopes or any twain compliant device, and then stores them in an "electronic file cabinet" visual interface. Twain stands for technology without an interesting name and is a hardware/software standard for exporting digital images. Most digital imaging devices used in the dental profession are twain compliant. After storage, the images can be accessed in the patient file for review, comparison, printing, and communication. There are other modules or plug-ins designed to enhance the ability of the Image Explorer(TM) software program. The core product consists of Image Explorer, as described above, and Image Editor(TM) described below, as well as the other plug in modules which dental professionals can purchase. Image Explorer and Image Editor(TM) are the core product and are given away free. The core product is enhanced by the purchase of plug-in modules that add features to the core product. In order to take advantage of enhanced features, users of the core product may purchase the other plug ins described below.

Core product of Free Software:

Image Explorer: Allows users to capture images from a variety of sources such as digital cameras, intra oral cameras, digital x-ray, e-mail, internet transfers, operating microscopes or any twain compliant device, and then stores them in an "electronic file cabinet" visual interface.

Image Editor(TM): Allows the user to enhance the captured images without substantially altering the image from its original state. This may include such actions as color enhancement, sharpen, soften, cropping, rotating and flipping.

Plug-ins which must be purchased separately:

Lab RX(TM): A lab module that facilitates communication between the dentist and the laboratory technician especially with respect to esthetic restorations, visually prescribing porcelain procedures to be performed by the lab. It provides the lab technician certain information which can assist in the preparation of accurate and cost-effective lab products. Lab RX generates an enhanced electronic prescription as either a print report or an electronic file.

X-Ray(TM): An x-ray module that allows the dentist to acquire x-ray images of the patient into Image Explorer via direct acquisition or by film scanning devices. The radiographic imaging tools allows the dentist to enhance the radiograph for improved diagnosis, measure areas of the radiograph, attach diagnosis notes,



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and communicate with colleagues via print or modem. If the dentist already has a digital x-ray system, Image Explorer will allow the user to view, enhance, print and communicate those existing images using the DICOM standard.

Whitener(TM): Whitener is an additional add-on module to Image Explorer. Whitener is a module which identifies the teeth in an image and lightens them to simulate a bleaching procedure. This module allows the patient to see what a tooth whitening procedure would look like when completed.

Simulator(TM): Simulator's image manipulation tools show the patient what he or she could look like with an alteration to their smile before committing to the actual dentistry. The dentist can then send the patient's image to the laboratory along with the prescription so the technicians making the restoration will be able to view the proposed changes. With Simulator, the dentist can simulate a range of dental procedures, including bleaching, bonding, veneers, implants, amalgam replacement and orthodontics.

         The above products are all intended to be sold to Dentists, Orthodontists, Oral Surgeons and other dental professionals for use in their practice with patients.

         Distribution Method of Products and Services

         Dicom distributes the core Image Explorer software free of charge directly to dental professionals through direct mail, certain dental product dealers and through partnering arrangements still in negotiation with other manufacturers of dental products. Dental professionals who wish to use these free products must call a toll free number to register the product. At the time of the call, representatives of Dicom offer the customers the opportunity to purchase the value added software modules and well as technical support and upgrade packages. Sales of the value added software modules, such as Lab RX, Whitener, Simulator and X-Ray are conducted primarily through this telephone "upselling."

         In addition to the above method, where customers call our toll free number to register their free core product and are offered the opportunity to purchase value added plug in modules by our representatives during the call, Dicom intends to generate the sales of it's software modules, support services and hardware devices from attending trade shows and educational forums where dentists and their staffs congregate, via the Dicom's internet web site, via telemarketing to dental professionals and those who have already registered the free core product but have not yet purchased a module, as well as through traditional dental dealers or distributors. We anticipate that between 60% and 75% of our revenue will be derived from sales of our value added software modules and technical support packages that are made through our toll free number.

         Sales of value added modules to distributors and value added resellers will involve the distributor or reseller buying CDs of the Software directly from Dicom in quantity and selling them to dental professionals.

         Each technical support package costs $495 per year and is paid for by a credit card number over the telephone or through our internet web site. We are in the process of devising a fee schedule for Lab-RX, Whitener, Simulator and X-Ray. Customers will license these value added modules directly from Dicom by paying the appropriate licensing fee by credit card or check and receiving a CD containing the purchased modules. We do not lease imaging hardware, but simply derive a commission for each sale of imaging hardware which we close with a customer and forward on to a reseller for shipping. We have relationships with resellers of intra-oral cameras, video imaging cards and foot pedals.

         It is anticipated that IMAGE EXPLORER will be given away free of charge to all dental care providers through a mass mailing of CDs containing the Image Explorer core product. This mass mailing has not yet occurred and is anticipated to occur in September, 1999. There is no assurance that the mass mailing will occur. Presently, in the month of July, we have attempted, by writing and mailing a targeted direct mail letter



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to thousands of dentists, to cause them to call us to request the software. If response to this campaign is sufficient, we may not feel it necessary to do the mass mailing of the CDs. We believe that dentists desire a core imaging product which is DICOM compliant, so they may all have a standard method which is DICOM compliant to store, view, print, and communicate images, thus increasing the standard of care to patients.

         The Software will come on a CD, which will install the IMAGE EXPLORER image database system. On the main menu bar of the IMAGE EXPLORER program the tabs for all of the additional optional modules will reside. When they are pressed a description of the module and instructions on how to order will appear. Also on the CD will be a short training video on how to use IMAGE EXPLORER and an introduction to the benefits of the other available modules. In the package will be instructions on how to load the software, the benefits of the software, and how to purchase the additional modules and the service/support agreement. In order to activate the software the user must first load the software onto their computer, then when they go to run the software they will be requested to call our 1-877-62-IMAGE number for the activation code. At that time the Dicom Imaging Systems (DIS) support representative will take the user's key information for our database and market the additional modules. The support representative will also market the service/support contract. If the end user would like to purchase additional hardware such as cameras, video cards, and intra-oral cameras, DIS can either provide them or assist the user in finding the best source. The IMAGE EXPLORER product that is provided at no charge will assist the user with their standard day to day handling of images.

         Status of Publicly Announced Products or Services

         Image Explorer, Image Editor and Whitener are all available for distribution and are being distributed presently by Dicom. Lab RX, X-Ray and Simulator are still in development. Estimated completion dates are as follows:
Simulator August 17, 1999, X-ray August 26, 1999 and Lab RX Sept 9, 1999. Of course, no assurance can be given that any of these products will be ready by the anticipated completion date. Therefore, with the exception of Whitener, all of the products which we intend to sell for revenue are in presently in development. We are currently selling technical support packages for $495 per year. There is no further development necessary for the technical support packages.

         We are currently selling hardware through a commissioned sales mechanism. We are currently offering intra-oral cameras, video cards and foot pedals for sale by an arrangement where we close the order with one of our customers and collect payment, which we forward less our commission, to the seller who ships the hardware item to the customer.

         The technical support package offers value to the dental professional by providing support, advice, guidance and troubleshooting regarding installation, usage, features, problems and functions of the Software, thus making the dental professionals use of the Software more efficient.

         An intra-oral camera is a device which allows the dental professional to take digital images of the inside of a patient's mouth, which can be stored and manipulated using the Software. This allows the dental professional to show a patient what a particular dental problem looks like and assists the dental professional in helping his or her patient to select appropriate treatment. A video card is necessary in order to allow the dentist to capture and manipulate video images. A foot pedal allows the dental professional to use his or her hands to position a camera and the foot pedal to activate the camera to capture the image.

         Competitive Business Conditions, Competitive Position and Methods of Competition

         Competition in the dental products and services industry is intense. There are many established companies who offer products that compete indirectly with Dicom. Although growth in the dental industry in general and sales of dental products and supplies in particular is expected to grow and expand as cosmetic and elective dental procedures become more widely accepted, the number of competitors in the marketplace



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makes competitive pressures severe. There are competitors to Dicom with significantly greater financial, technical, marketing, distribution and human resources. There is no guarantee Dicom will be able to meet or survive these significant competitive challenges. The dental software industry in particular, because of the potentially high profit margins compared with other manufactured dental products, has attracted large and sophisticated competitors with established brand names who have already successfully developed and marketed products.

         In spite of the competitive challenges in the industry, Dicom's competitive position is somewhat unique. Currently there are no companies that compete directly with Dicom in offering a free core product similar to Image Explorer. Each competitor uses a different data base structure, file format and interface design making it difficult for the dentist to come up with a comprehensive solution by purchasing modules from different manufacturers. IMAGE EXPLORER is presently one of only a few image storage and retrieval systems available which are DICOM compliant and which operate at 32 bit resolution on the Windows operating system. Since Windows is the dominant operating system for personal computers in the dental profession, and since 32 bit resolution provides enhanced image quality over 16 bit resolution, Image Explorer is a more widely usable, higher resolution DICOM compliant product than many other products available. Dental professionals can find advantages in the cross-platform adaptability of the DICOM standard and can use Image Explorer with many of their existing images and hardware devices. Combined with the higher resolution and the ease of access to the Windows operating system, and the competitive position of the Software is enhanced over lower resolution, non-Windows based, non-DICOM compliant products.

         Dicom's main competitors are SciCan (which markets products Image FX and CosmetiX), Dentsply/New Image Industries (which markets Capture It Plus) and Dynamic Dental Systems (which markets VIPERSOFT). All of these competitors charge at least $2000 for their core imaging product, which is competitive with Image Explorer. All of these competitors compete in the areas of hardware, software and support services. If any of these more established competitors were to also give-away or substantially discount their products, such a move might have a material, adverse effect on Dicom's ability to compete in the dental imaging software market.

         The methods of competition in the industry currently are to advertise software products in trade magazines, feature them at trade shows and promote them through direct mailings. Products tend to be distributed by distributors who have a variety of dental products in their inventory and have a familiarity with a wide base of dental professionals. Currently, no other imaging software provider is providing a free imaging software product in order to sell value added modules or services and support. Another method of competition in the industry is to acquire another manufacturer with a product that will compliment existing products and that has an established distribution mechanism.

         Sources of Raw Materials and the Names of Principal Suppliers

         As Dicom produces and sells a software product, there are a limited number of raw materials necessary for the conduct of its business. Blank compact disks, mastered compact disks, printed software mailers and manuals and marketing brochures are the main materials that go into the Dicom product. Standard business papers, blank and mastered compact disks and printed software mailers are available from a wide variety of suppliers. Dicom presently relies on Peripherals of British Columbia to manufacture its compact discs containing its software. There are more than 100 other suppliers available for this function as well as Dicom's other raw material needs. Most of these suppliers offer substantially identical prices. A sharp rise in these prices, however, by Peripherals or a large number of other suppliers would have a material, adverse effect on Dicom's ability to compete and achieve profitability.




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         Dependence on one of a few major customers

         Dicom markets to over 20,000 dentists and dental professionals and is not dependent on any particular customer. Although historical information is not yet available due to Dicom's short operating history, it is anticipated that no one customer will account for more than 1% of Dicom's yearly sales volume.

         Patents, trademarks, licenses, royalty agreements or labor contracts

         Dicom does not have any patents. Dicom does not intend to apply for any patents on any product or service currently available or in development. Dicom protects its software via copyright, trademark and by guarding the source code as a trade secret. Though Dicom requires its programmers to sign industry standard agreements to protect its trade secrets, there can be no assurance that these agreements will be honored or that the remedies available in the event of breach of these agreements would be adequate. A compromise of Dicom's source code, for any reason, would have a severe negative impact on Dicom's ability to compete effectively. Dicom has applied for trademark protection on Image Explorer, Dicom Imaging Systems, Lab RX, X-Ray, Whitener, Simulate and Image Editor. There is no assurance that such trademarks will actually be applied for or approved. If such trademarks were not to be secured, there could be a material adverse effect on Dicom's competitive position and ability to distinguish and differentiate its products.

         Dicom has a thirty year license from Torchmark for the Software. A breach of the terms of this license by Torchmark or the cancellation of the license for any other reason would almost certainly have a severe materially adverse effect on Dicom's ability to sell its products and on its financial condition.

         Need for Governmental Approval

         Dicom's products are regulated by Federal, State, Provincial and Local regulations. The products require approval of the United States Food and Drug Administration ("FDA"). Dicom is in the process of gathering data necessary for the submission of an approval application to the FDA, as described below. It is anticipated that such an application will be completed by September 15, 1999 and submitted to the FDA for review. However, there is no assurance that such applications will be completed, submitted or approved. If the required applications were not to be completed, submitted and approved, Dicom may not be able to successfully market or sell these products, which would have a materially adverse effect on Dicom's revenues and profits.

         Pursuant to the Federal Food, Drug, and Cosmetic Act, the FDA regulates the research, design, testing, manufacture, safety, labeling, storage, record-keeping, advertising and promotion, distribution, and production of medical devices in the United States. Certain medical and dental imaging software products are medical devices and are subject to FDA regulation.

         Generally, before new a device can be introduced into the market in the United States, the manufacturer must obtain FDA clearance of a 510(k) pre-market notification or approval of a pre-market approval application (PMA). A PMA is an application that the manufacturer submits to the FDA which provides the FDA basic information about the device so that the FDA can make a determination if the device is safe and effective. A 510(k) application is much less detailed than a PMA and takes less time to prepare. It gives the FDA general information necessary to make a determination if a device is safe and effective without in-depth review. The FDA classifies devices into three groups. Class I devices do not require any pre-sale applications and may be sold without application to the FDA. Class I devices tend to pose little risk to the health and safety of the public. Class II devices require a 510(k) premarket notification as described above, because the FDA has determined Class II devices warrant pre-market notification. Class II devices have the potential to pose a small degree of risk to the public unless proper quality, validation and instruction and advertising protocols are adhered to. Class III devices tend to pose substantial risks to public health and welfare and require an in-depth examination of the device. If the device is " substantially equivalent" to a legally marketed Class I or Class II device or to a Class III device for which the FDA has not called for a PMA, the manufacturer may seek clearance from the FDA to market the device by filing a 510(k) pre-market


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notification. The 510(k) pre-market notification will need to be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA.

         If Dicom cannot establish that its Simulator, Whitener and X-Ray software is substantially equivalent to a legally marketed predicate device, the Company must seek pre-market approval through submission of a PMA application. The PMA application must be supported by valid scientific evidence, including pre-clinical and clinical trial data, as well as extensive literature to demonstrate a reasonable assurance of safety and effectiveness of the device. The PMA represents the most vigorous form of FDA regulatory review.

         Dicom's products are likely to be regulated by the FDA as Class II medical devices, requiring a 510(k) premarket notification for these modules, according to the FDA guidelines and recommendations, as articulated by the FDA Center for Devices and Radiological Health in its Draft Guidance Statements, including the Draft "General Principals of Software Validation, Version 1.1" released on June 9, 1997. These products are likely regulated as PACS (picture archiving and communications systems) and therefore must be DICOM and Joint Photographic Experts Group (JPEG) compliant. While FDA guidance documents are not legally binding, Dicom is in the process of making such an application to comply with the guidance documents. We anticipate that the application will be filed on or before October 15, 1999. In spite of these efforts, Dicom could encounter regulatory difficulties which could have a material effect on its financial condition, as there is no assurance that regulatory approvals will be granted or that Dicom will complete the regulatory process in a timely manner.

         Though Dicom has made an effort to comply with applicable regulations, it is possible that Dicom is not in compliance with current FDA regulations, as interpreted by the FDA staff, in its present distribution of products. Such non-compliance could have a material adverse effect on Dicom's financial condition, sales and profits.

         Effect of Existing or Probable Governmental Regulation

         Although it is not certain, it appears that Dicom's products, after necessary applications have been made and approved, will still be subject to governmental regulation that could have a material, adverse effect on the ability of Dicom to market and sell the Software. The dental imaging field is relatively new and it is quite possible that new regulations could be proposed and adopted which could severely restrict products similar to the Software. Although management is not presently aware of any such pending or proposed regulations, there is no assurance that they will not be imposed. The dental industry is a heavily regulated field, operating under a wide range of local, state, federal and provincial regulations. It is possible that additional regulations could be adopted or current enforcement practices changed in a way that makes it more difficult or impossible to market or sell the Software. In addition, because dental science is constantly evolving, new regulatory regimes and processes could be adopted at any time and could have a material, adverse effect on Dicom's ability to conduct its business.

         Estimate of the amount spent on Research and Development

         As little historical data is available, such data does not necessarily provide a representative sample of what research and development expenses Dicom will incur in the future. To date, Dicom estimates that it has spent approximately $150,000 on research and development expenses and that these costs will be borne only indirectly by customers, through the cost of Dicom products. To date, no customer has borne any direct research and development expense.

         Costs and effects of environmental compliance

         Dicom has no significant costs associated with environmental compliance.








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         Number of total employees and number of full time employees.

         Dicom has seven total employees and seven full time employees.


         Item 2.  Plan of Operation

         Plan of Operation Over the Next Twelve Months

         Dicom's plan of operation over the next twelve months is to continue to develop and improve the Software throughout the year, responding to customer comments and requests and producing an updated version of the core product, Image Explorer. Dicom intends to aggressively capture market share over the next twelve months through attendance at nearly every significant dental tradeshow held in Canada and the United States. We plan to staff our booths at these tradeshows with Dicom personnel who can explain and market our product to the dentists in attendance. In addition, Dr. Gane plans an aggressive lecture, seminar campaign, where he will speak to audiences of dental professionals throughout Canada about dental imaging in general and Image Explorer in particular. Because Dr. Gane receives a number of invitations to speak throughout the year to dental professionals eager to improve and develop their practices, we feel that these events provide him with an opportunity to promote Image Explorer throughout the year to a large number of dental professionals.

         Dicom intends over the next twelve months to negotiate supply relationships with most of the major dental product distributors in North America and to greatly expand the number of distributors who stock the Dicom product. Dicom has planned an aggressive advertising campaign in Dental Products Report and other dental trade magazines to continue to promote Image Explorer throughout the year to dental professionals.

         Dicom intends to purchase the license rights to the medical version of the Image Explorer product from Torchmark sometime in August or September of 1999 and to spend the balance of the next twelve months developing and marketing the medical version of Image Explorer to medical professionals.

         Dicom intends to develop and enhance its web site over the next twelve months and to drive traffic to the site by pursuing links with other dental related sites and by purchasing banner advertisements on dental product sites. Dicom is currently in discussions with various Internet consultants to add multimedia and enhanced functionality to the web site, as well as improve graphic design elements.

         Dicom intends to streamline its customer support functions over the next twelve months through extensive scripting of commonly experienced technical and product usage problems as they are encountered by our customer support staff. In addition, Dicom intends to begin its intensive telemarketing campaign and to continue it throughout the next twelve months, with a goal of contacting by telephone all leads generated by our presence at trade shows, Dr. Gane's lectures, through our web site and through reader responses to our advertisements in dental trade maganizes.

         In addition to developing an upgraded version of the core Image Explorer product during the next twelve months, Dicom intends to develop other value-added software modules and other methods for enhancing its revenue stream, including corporate partnering agreements and agreements to bundle the Image Explorer core product with other manufacturer's hardware products.

YEAR 2000 READINESS ISSUE

         Our plan of operation over the next 12 months may be impacted by the Year 2000 readiness issue. The Year 2000 readiness issue, which is common to most businesses, arises from the inability of information systems, and other time and date sensitive products and systems, to properly recognize and process date-sensitive information or system failures. Estimates of the potential cost and effects of Year 2000 issues vary significantly among businesses, and it is extremely difficult to predict the actual impact.

         To date, we have not made any remediation efforts to date to address Year 2000 issues and have no plan to do so in the future. We do not have a remediation plan. This is primarily due to the fact that we constructed and designed our Image Explorer software to be Year 2000 compliant. The Year 2000 issue has an impact on both information technology systems and non-information technology systems, such as manufacturing systems and physical facilities including, but not limited to, security systems and utilities. We do not intend to test all of our information technology systems and non-information technology systems for Year 2000 readiness. Management has no basis to conclude whether or not our information technology or non-information technology systems are ready for Year 2000.

         In our office and to develop our software, we use personal computers and computer peripherals, such as scanners, intra-oral cameras, tape back up systems and Compact Discs. We also use non-information technology, such as calculators, clocks, software manuals, telephones and telephone switching equipment, mail services, postage meters and credit card processing equipment. We have not made an assessment of whether or not any of this equipment is Year 2000 compliant. Failure of this equipment to be Year 2000 compliant could result in our total inability to conduct our business, contact our customers, update our product or expand our market share.

          The Year 2000 readiness of our customers varies. We are not investigating whether or not our customers are evaluating and/or preparing their own systems to be Year 2000 compliant. These efforts by customers to address Year 2000 issues may affect the demand for certain products and services; however, the impact on our revenue is highly uncertain.

         We have not investigated the Year 2000 readiness of our key suppliers, however, management believes that the large number of available suppliers makes it unlikely that we will experience disruptions due to a non compliant supplier, although a widespread supplier shortage due to non-compliance would have a material adverse impact on our business.

         We do not have written assurances from any vendor or material third parties that they are Year 2000 compliant. We do not believe that there are any material third parties who provide services to us which could not easily be transferred to a large number of other potential suppliers who could meet our needs immediately. We essentially need traditional business printing, CD mastering and dye screening, mailing services, advertising services and telephone support. Short of a general failure of AT & T to provide long distance service or route our calls effectively, all other vendors are replaceable with a minimum of disturbance and cost. We have no contingency plans in the event that material third parties are not ready on time. This could result in the total disruption of our business and an inability to develop or market our products.

         We do not intend to spend any money on Year 2000 remediation over the next twelve months. We have not spent any money to date. If we are forced to spend money over the next twelve months on Year 2000 remediation, such spending may negatively impact our financial performance and exhaust our available working capital.

         The Year 2000 issue presents a number of other risks and uncertainties that could impact us, such as public utilities failures, potential claims against us for damages arising from products and services that are not Year 2000 compliant, and the response ability of certain government commissions of the various geographic areas where Dicom conducts business.

         If we, our customers or suppliers are unable to resolve any Year 2000 compliance problems in a timely manner, we could face business interruptions or a shutdown, financial loss, regulatory actions, reputational harm and/or legal liability. We have determined that we will not be developing any contingency plans that address a reasonably likely worst case scenario.

         In the event of a worst case scenario, if our material third party suppliers, information technology systems and non-information technology systems were to cease function, we could be forced to shut down our operations.

         Cash Requirements

         As of March 31, 1999, Dicom had an accumulated net loss of $102,934 and had total cash of $222,902. Management believes that Dicom can satisfy its cash needs out of available cash and operating income and will not have to engage in any sale of Dicom's securities during the next twelve months.

         We anticipate total income of approximately $4,000,000 during the next twelve months and we expect profits of approximately $3,000,000 for the same period before taxes. We anticipate generating approximately $150,000 to $500,000 per month in cash to fund our operations. We expect out overhead to remain constant at $75,000 to $150,000 per month. Dicom believes that it can satisfy its cash requirements for the foreseeable future out of a combination of cash now available from the previous sale of shares of common stock in Dicom and operating revenues. In addition, Dicom is prohibited from the issuance of additional shares and the undertaking of material debt without the consent of its shareholders. There can be no assurance that, in the event Dicom had a need for additional capital, that such consent will be forthcoming.

         Product Development and Research Plan for the Next Twelve Months

         It is anticipated that Dicom will spend $12,000 per month over the next twelve months to improve and develop the Image Explorer Software and modules. These improvements might include customer requested enhancement as well as the amelioration of any technical problems that become manifested with the Image Explorer Software and modules

         Expected Purchase or Sale of Plant and Significant Equipment

         None.

         Expected Significant changes in number of employees.

         None.

Risk Factors

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO EVALUATE OUR LIKELIHOOD OF SUCCESS.

    We have only manufactured and distributed our software and manufactured and distributed our Image Explorer product since April, 1999. Therefore, we have a limited relevant operating history upon which to evaluate the likelihood of our success. Factors such as the risks, expenses and difficulties frequently encountered in the operation and expansion of a relatively new business and the development and marketing of new products must be considered in evaluating the likelihood of success of our company.

WE HAVE A HISTORY OF LOSSES AND ACCUMULATED DEFICIT AND THIS TREND OF LOSSES MAY CONTINUE IN THE FUTURE.

At March 31, 1999, our accumulated deficit was $102,934. Our ability to obtain and sustain profitability will depend, in part, upon the successful marketing of our existing products and the successful and timely introduction of new products. There can be no assurance that we will ever be profitable.

FLUCTUATION IN QUARTERLY RESULTS MAY RESULT IN DECLINES IN OUR STOCK PRICE.

    Certain quarterly influences may affect our business. Sales are generally higher in the fourth quarter due to the purchasing patterns of dentists in the United States and are generally lower in the first quarter due primarily to the effect upon demand of increased purchases in the prior quarter. We also expect to experience lower sales in the summer months as a consequence of holiday vacations and a lesser number of trade shows. These fluctuations could result in significant fluctuations, including significant declines in our stock price when Dicom's stock begins to trade on the public markets.

OUR FUTURE DEPENDS ON OUR ABILITY TO INCREASE DEMAND FOR OUR IMAGE EXPLORER PRODUCT AS WELL AS OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

Our future depends upon our ability to increase demand for our Image Explorer and related products and our ability to develop and successfully introduce new products. Development of new product lines is risk intensive and often requires:

    - long-term forecasting of market trends;

    - the development and implementation of new designs;

    - compliance with extensive governmental regulatory requirements; and

    - a substantial capital commitment.

    Also, the medical and dental device industry is characterized by rapid technological change. As technological changes occur in the marketplace, we may have to modify our products in order to become or remain competitive or ensure that our products do not become obsolete. If we fail to anticipate or respond in a cost-effective and timely manner to government requirements, market trends or customer requirements, or if there are any significant delays in product development or introduction, this could have a material adverse effect on our business.

THE GOVERNMENT EXTENSIVELY REGULATES OUR PRODUCTS AND FAILURE TO COMPLY WITH APPLICABLE REGULATIONS COULD RESULT IN FINES, SUSPENSIONS, SEIZURE ACTIONS, PRODUCT RECALLS, INJUNCTIONS AND CRIMINAL PROSECUTIONS.

    The United States Food and Drug Administration, as well as state and foreign agencies, regulate almost all aspects of our medical devices including:

    - entry into the marketplace;

    - design;

    - testing;

    - manufacturing procedures;

    - reporting of complaints;

    - labeling; and

    - promotional activities.

    Under the Federal Food, Drug, and Cosmetic Act, the FDA has the authority to control the introduction of new products into the United States marketplace. Unless specifically exempted by the agency, medical devices enter the marketplace through either FDA clearance of a premarket approval application or FDA approval of an application for 510(k) clearance. The FDA conducts periodic inspections to assure compliance with that agency's regulations.

    Unless specifically exempted by FDA's regulations, we will need to file a 510(k) submission or pre-market approval application for any new products developed in the future. The process of obtaining a clearance or approval can be time-consuming and expensive. Compliance with the FDA's regulatory requirements can be burdensome. We do not guarantee that the required regulatory approvals or clearances will be obtained. Any approval or clearance obtained from the FDA may include significant limitations on the use of the medical device which is the subject of the approval or clearance. In addition, in order to sell our products internationally we need to obtain the appropriate approvals of foreign regulators, none of which can be guaranteed to be received. The international regulatory review process varies from country to country. For example in Europe, the regulations of the European Union require that a device have a CE mark before it can be sold in that market. We cannot market a medical device in any particular market if the required approval or clearance is not granted. Inability to obtain such approval or clearance could result in a delay or suspension of the manufacture and sale of affected medical devices in that market. Any such delay or suspension would have a material adverse effect on our business. Also changes in existing regulations or the adoption of new regulations could make regulatory compliance by us more difficult in the future.

    The failure to obtain the required regulatory clearances or to comply with applicable regulations could result in one or more of the following:

    - fines;

    - delays or suspensions of device clearances;

    - seizure actions;

    - mandatory recalls;

    - injunction action; and

    - criminal prosecution.

         We believe we will be required to file a 510(k) application for Whitener, Simulator and X-Ray. We are currently gathering the information required for such an application and anticipate completing the applications by September 15, 1999. We expect to receive approval of the applications 120 days after receipt of the completed applications by the FDA, according to the regulatory consultants who are assisting Dicom in the completion of the application materials. An individual application is required for each module. We have not yet obtained a clearance for any Dicom product. We do not believe that Image Explorer, Image Editor or Lab-RX will require any FDA clearance, pre market application or review. The FDA has not imposed any limitation on the use of our proprietary products that we are aware of presently.

         We do not have any intention presently to sell our products outside of the United States and Canada during the next twelve months. Of course, our plans could change, in which case we would be subject to the regulatory regimes of any particular host country. However, as we do not have a present intention to sell in a particular foreign country outside of the United States and Canada, we do not have any information regarding the specific regulatory processes in other foreign countries. We believe that there is no premarket or other filing required by any Canadian federal or provincial authority regulating the Software. We anticipate that less than 5% of our revenue will be derived from Canadian sources.

THE LOSS OF OUR CHIEF EXECUTIVE OFFICER COULD LEAD TO THE LOSS OF A SIGNIFICANT PORTION OF OUR BUSINESS BECAUSE OF HIS PERSONAL CONTACTS IN OUR INDUSTRY.

    Our success is highly dependent upon our President and Chief Executive Officer, Dr. David Gane. Unlike larger companies, we rely heavily on a small number of officers to conduct a large portion of our business. The loss of service of Dr. Gane along with the loss of his numerous contacts and relationships in the industry would have a material adverse effect on our business. We have not entered into an employment agreement with Dr. Gane. We do not have key person life insurance on Dr. Gane.

OUR PRODUCTS HAVE NO PATENT PROTECTION, AND THEREFORE, THEY MAY NOT BE ADEQUATELY PROTECTED FROM COPYING BY COMPETITORS.

    Our future success and ability to compete is dependent in part upon our proprietary technology. We have been advised by counsel that our software cannot easily be protected by patent. We have not applied for any patents, nor do we intend to apply for any patents in the future. Consequently, we rely primarily on trademark, trade secret and copyright laws to protect our technology. We have applied for trademark protection on Image Explorer, Dicom Imaging Systems, Lab RX, X-Ray, Whitener, Simulate and Image Editor. There is no assurance that trademark protection will ultimately be granted under these applications. However, there can be no assurance that third parties will not try to copy our products. In addition, many foreign countries' laws may not protect us from improper use of our proprietary technology overseas. We may not have adequate remedies if our proprietary rights are breached and therefore a breach of our proprietary rights could have a material adverse effect on our financial condition.

SHAREHOLDER VOTING AGREEMENT.

    Because the Shareholder Voting Agreement, attached hereto as exhibit 10.5 determines and fixes the composition of the board of directors until the shareholders that are a party to it have sold their shares, no change of control may be possible for a significant period of time, even if such a change of control may be in the best interests of the corporation.

WE ARE SUSCEPTIBLE TO PRODUCT LIABILITY SUITS AND IF A LAWSUIT IS BROUGHT AGAINST US IT COULD RESULT IN US HAVING TO PAY LARGE LEGAL EXPENSES AND/OR JUDGMENTS.

         Although we have not yet had any product liability claims, because of the nature of the medical/dental device industry, there can be no assurance that we will not be subject to such claims in the future. Our products relate to procedures which involve vulnerable areas of the human body, such as the mouth, tongue, teeth and gums, and, therefore, the sale and support of dental products makes us susceptible to the risk of such claims. A successful product liability claim or claim arising as a result of use of our products brought against us, or the negative publicity brought up by such claim, could have a material adverse effect upon our business. As of August 1, 1999, we are still in the process of obtaining product liability insurance, but do not yet have such insurance secured. We have not yet decided on product liability insurance terms or amounts and have not agreed on such terms with any carrier yet. While we intend to maintain adequate insurance coverage, we do not guarantee that the amount of insurance will be adequate to satisfy claims made against us in the future, or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

THE YEAR 2000 ISSUE COULD HAVE AN IMPACT ON OUR INFORMATION TECHNOLOGY AND NON-INFORMATION TECHNOLOGY SYSTEMS AS WELL AS THOSE OF OUR SUPPLIERS AND/OR CUSTOMERS, ANY OF WHICH COULD NEGATIVELY AFFECT SALES OF OUR PRODUCTS.

         The Year 2000 readiness issue, which is common to most businesses, arises from the inability of information systems, and other time and date sensitive products and systems, to properly recognize and process date-sensitive information or system failures. Estimates of the potential cost and effects of Year 2000 issues vary significantly among businesses, and it is extremely difficult to predict the actual impact. We have not made any remediation efforts to date to address Year 2000 issues and have no plan to do so in the future. We do not have a remediation plan.

         In our office and to develop our software, we use personal computers and computer peripherals, such as scanners, intra-oral cameras, tape back up systems and Compact Discs. We also use non-information technology, such as calculators, clocks, software manuals, telephones and telephone switching equipment, mail services, postage meters and credit card processing equipment. We have not made an assessment of whether or not any of this equipment is Year 2000 compliant. Failure of this equipment to be Year 2000 compliant could result in our total inability to conduct our business, contact our customers, update our product or expand our market share.

THE NASDAQ OTC BULLETIN BOARD MARKET HAS A LIMITED OPERATING HISTORY CHARACTERIZED BY HIGH VOLATILITY WHICH MAY NEGATIVELY AFFECT OUR STOCK PRICE.

             We intend to apply for admission to trading of our shares on the Nasdaq OTC bulletin board ("Bulletin Board"). The Bulletin Board has a limited operating history and is characterized by high volatility. We cannot guarantee any market for out shares. We cannot guarantee that any market for our shares will develop or be sustained. We cannot predict the effect, if any, that future sales of our shares, or the availability of our shares for future sale, will have on the market price of our shares.

         Item 3. Description of Property

         Dicom is currently in negotiation for office space in Las Vegas. Dicom's administrative functions are largely carried out by use of space at the offices of corporate counsel, which it receives without cost. In addition, Dicom uses the offices of BC Ltd. for some customer service functions while permanent leased office space in Las Vegas is being negotiated.

         Investment Policies.

         Dicom owns no real estate, makes no real estate investments of any kind or character and management has no intention of doing so during the next twelve months.

         Item 4. Security Ownership of Certain Beneficial Owners and Management

         Beneficial Owners of More than Five Percent.

                                Name and Address of           Amount and Nature of
Title of Class                    Beneficial Owner              Beneficial Owner            Percent of Class
--------------                 --------------------           --------------------          ----------------
Common                           Dr. David Gane                333,433 President, CEO and         8.9%
                                 1081 Kent Street              Director(1)
                                 White Rock, BC
                                 Canada V4B4T2

Common                           Wayne Rees                    333,433 Vice President and         8.9%
                                 13670 Malabar St.             Director(1)
                                 White Rock, BC
                                 Canada V4B2X9

Common                           Todd Rees                     333,433 Vice President and         8.9%
                                 112-15282 19th Avenue         Director(1)
                                 Surrey, BC
                                 Canada v4B1X6

Common                           Stephen Winter                250,000 Vice President,            6.7%
                                 4610 Boulderwood Drive        Director, Secretary,
                                 Victoria, BC                  Treasurer (2)
                                 Canada


         (1) Includes rights to acquire 333,333 shares of common stock
         (2) Includes rights to acquire 250,000 shares of common stock



         Item 5. Directors, Executive Officers and Control Persons

                              Name, Address and Age of        Amount and Nature of
Title of Class                    Beneficial Owner              Beneficial Owner            Percent of Class
--------------                ------------------------        --------------------          ----------------
Common                           Dr. David Gane                333,433 President, CEO and         8.9%
                                 1081 Kent Street              Director(1)
                                 White Rock, BC
                                 Canada V4B4T2
                                 46 years old

Common                           Wayne Rees                    333,433 Vice President and         8.9%
                                 13670 Malabar St.             Director(1)
                                 White Rock, BC
                                 Canada V4B2X9
                                 41 years old

Common                           Todd Rees                     333,433 Vice President and           8.9%
                                 112-15282 19th Avenue         Director(1)
                                 Surrey, BC
                                 Canada v4B1X6
                                 40 years old

Common                           Stephen Winter                250,000 Vice President,              6.7%
                                 4610 Boulderwood Drive        Director, Secretary,
                                 Victoria, BC                  Treasurer (2)
                                 Canada
                                 38 years old



         (1) Includes rights to acquire 333,333 shares of common stock
         (2) Includes rights to acquire 250,000 shares of common stock


DR. DAVID GANE             PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

PERSONAL:                  BIRTH DATE: APRIL 17, 1954

Dr. Gane graduated from the University of Western Ontario in 1977, (B.Sc. Honors) and in 1981 with his Doctorate in Dental Surgery (D.D.S.)

CORPORATE:

Dr. Gane has been an officer and director of Dicom since March 17, 1999. Dr. Gane was the President and Co-Founder of Source Dental Image Inc. from March of 1992 until January of 1995, a company specializing in the development and sales of Dental Imaging Software, Co-Founder of Image FX Software Solutions Inc. from February of 1995 until February of 1999, a company specializing in the development and sales of Imaging Solutions to Dentists and Physicians and is currently Program Director, Imaging Technologies for Experdent Centers of Dental Excellence. Dr. Gane has consulted for a number of Corporations and Universities on matters related to dental imaging. He has also lectured worldwide and published on the topic of dental imaging and cosmetic dentistry. Dr. Gane has practiced dentistry since June of 1981 and maintains an exclusive part time dental practice limited to advanced restorative dentistry.

WAYNE REES, VICE-PRESIDENT, DIRECTOR

CORPORATE:

Wayne Rees

         Wayne Rees has been an officer and director of Dicom since March 17, 1999. His employment experience includes:

SDS Data Systems Regional Sales Manager Oct 1979-June 1980
Inter Data Management Account Manager June 1980- June 1986
Data Tech Sytems Account Manager July 1986-July 1987
Vice President Source 1 Computers Inc. July 1987-Aug 1988
Vice President Sales Source Dental Image Inc. Aug 1988-1995
Consultant Image FX Software Solutions Inc Feb 1995 - 1999
Vice President and Director of Dicom Imaging Systems Inc. March 1999 - present.

Wayne's background in sales began with his commerce and business administration training at Malaspina College where he majored in marketing. Wayne's front line experience has encompassed computer hardware, software, service, and dental peripheral products. Wayne co-founded Intadata Management, a national computer support company with eleven branch offices throughout Canada. His responsibilities included negotiating supplier agreements, establishing technical training programs for colleges and government, and establishing an in house leasing division, in addition to managing all marketing activities. Wayne co-developed "CHOICES" the initial hair salon imaging system back in 1987. He co-founded Source 1 Dental Imaging, the developers of the "Picture Perfect Imaging System" in DOS which was marketed exclusively by Dentsply International and the "InfoSource / Picture Perfect" system for MS Windows. Wayne co-founded and was Vice President of ProDentec Canada where he was responsible for international marketing of computer and imaging related products. Wayne set up dealer marketing programs, established and trained large international dental distributors on the imaging products, attended and presented at most of the major dental trade shows over the past six years, and assisted lecturers in presentations throughout the US and Canada. Wayne consulted and assisted in writing the dental textbook by Goldstein, Goldstein, and Garber, called "Imaging in Esthetic Dentistry". He was also on the American Dental Association Standards Committee. Wayne co-founded Image FX Software Solutions and co-designed the Image FX / CosmetiX imaging systems for dentistry, and the MedX / Simulate System for Medical use. Sales training courses provided by suppliers such as Micom, Xerox, AES, MAI, IBM, DEC and Honeywell round out Wayne's experience in technical sales, and support services.




TODD REES                  VICE-PRESIDENT AND DIRECTOR

PERSONAL:                                   Birthdate April 1, 1959



CORPORATE:

Todd Rees

         Todd Rees has been an officer and director of Dicom since March 17, 1999. Todd's employment experience includes:

SDS Data Systems Service Manager June 1978- Nov 1980
Interdata Management Service Managerr Nov 1980 - June 1985
Data Tech Systems Service Manager June 1985- Aug 1988
Technical Consultant Source Dental Image Inc. Aug 1988-Feb 1995
President Image FX Software Solutions Inc. March 1995- March 1999
Vice-President and Director, Dicom Imaging Systems Inc. March 1999 to present

Todd has an extensive background in electronics design and software development. He graduated from Camosun College with a certificate in electronics. From there he co-founded a national computer support company with 11 branch offices throughout Canada. This company was then sold to Datatech Systems Inc. There he headed up the support division for Western Canada with a directive of decreasing the budget of $8.5 million CDN, this was accomplished by a decrease in overhead of approx. 28% within a 6-month period. His skills include teaching electronics' program at Camosun College and co-authoring a technical program at Malispina College which are both still active today. Todd was President and co-founder of ImageFX Software Solutions where he co-managed an International software development company with products in the Medical and Dental fields.

STEPHEN WINTER             VICE-PRESIDENT, TREASURER, SECRETARY AND DIRECTOR

PERSONAL:                                   Birthdate February 11, 1961

         Stephen Winter has been an officer and director of Dicom since March 17, 1999. Stephen Winter is presently the Vice President of Photo Type Composing Ltd. located in Victoria, BC Canada, where he has held various positions since January of 1984. He is responsible for the design, development, and promotion of seven publications specializing in Recreational Atlases. Stephen has obtained a degree in Cartography and has fifteen years experience in graphic design, computer programming, printing, and marketing new products. Stephen has been a director of an oil and gas company for two years. Other areas of experience include surveying and photogrammetry, certified welder, and dental lab technician.

Family Relationships

         Vice President and Director Todd Rees and Vice President and Director Wayne Rees are brothers.

Involvement in Legal Proceedings.

None.

Item 6. Executive Compensation

         Dr. David Gane, President, CEO and Director, receives payments of $6,000 per month in salary and options to purchase 333,433 shares of common stock in Dicom as compensation. As of March 31, 1999, Dr. Gane had received $9,000 in compensation from Dicom, $3,000 from February 15, 1999 to February 28, 1999 and $6,000 from March 1, 1999 to March 31, 1999.

Summary Compensation Table

                  Annual Compensation                        Long Term Compensation

                                                    Other         Restricted                      LTIP           Other
Name and Position  Year      Salary     Bonus    Compensation    Stock Awards    SAR(s)          Payouts      Compensation
David Gane, CEO    1999    $9,000(1)     None         None            None    333,433 shares      None            None

(1) Although Dr. Gane receives an annual salary of $72,000, he has only been paid $9000 to March 31, 1999, covering the period February 15, 1999 to March 31, 1999.

Item 7. Certain Relationships and Related Transactions

         Dicom did not develop the Image Explorer or value added module software, but licensed the same from Torchmark Holdings, Ltd., a Turks and Caicos Islands B.W.I. corporation ("Torchmark") under a License Agreement dated March 17, 1999 by and between Torchmark and Dicom and a Capital Contribution Agreement dated March 17, 1999 by and between Torchmark and Dicom. Under the terms of the agreement, Torchmark has given Dicom an exclusive, world-wide, royalty free, fully paid-up license to use, sell, distribute and sublicense the Software for a thirty year period. Torchmark was compensated for the license by a grant of 1,000,000 common shares of Dicom stock, pursuant to the agreement. The agreement has a condition subsequent, that Dicom raise $1,000,000 in its private placement. The condition has been satisfied. The agreement also provides Dicom with the option to license the medical version of the Software from Torchmark for a payment of $250,000.

         Torchmark acquired the license for the Image Explorer and value added module software (the "Software") from Image F/X Software Solutions, Inc., a Canadian Corporation ("Image"). Torchmark became acquainted with Image by means of Walter Sutherland, who was an employee of Image at the time of the introduction and who was friends with the principals of Torchmark. Walter Sutherland is currently an employee of Dicom. Torchmark paid Image $150,000 Canadian Dollars for a full transfer of all right, title and interest in the Image Explorer software.

         Directors Wayne Rees, Todd Rees and David Gane are the sole shareholders of Image. Directors Todd Rees and David Gane are officers of Image. Image sold the license to the Software to Torchmark for $150,000 canadian dollars. Torchmark entered into the License Agreement and the Capital Contribution Agreement with Dicom attached as exhibits 10.2 and 10.3 hereto.

         To date, Dicom has lent $44,000 to Image under a promissory note, at 6% interest, payable by May 15, 2000. This loan was made in consideration for Image providing otherwise uncompensated software development assistance to Dicom in preparing the Software for its commercial launch. Image was reimbursed for its acutal expenses paid to third-parties in rendering such development assistance in addition to the compensation in the form of a loan, described above.

         Certain shareholders of Dicom have entered into a lock-up agreement amongst themselves whereby they each voluntarily agree to hold ninety percent of their shares for a period of one hundred and eighty days from the date Dicom commences trading on the Nasdaq OTC bulletin board. Although Dicom is not a party to this lock-up agreement, the lock up agreement could have a severely restrictive impact on the public trading float of Dicom's stock and could limit the ability of Dicom shares to be sold into the public markets.

Item 8. Description of Securities

         The following summary of the Common Stock is subject to, and qualified in its entirety by, the provisions of applicable law and the provisions of the Company's Articles of Incorporation, which are included as an exhibit to this Registration Statement. Since this is a summary, it may not contain all of the information important to an investor.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

         There are no other material rights of common stockholders as a class. However, under the terms of the Stock Purchase Agreement executed by and between certain holders of Dicom common stock and Dicom, a representative of the holders must consent to the undertaking of any material indebtedness outside the ordinary course of business and any issuance of additional equity in Dicom. The representative of the holders is Director Stephen Winter. The representative is under no obligation to obtain consent from the holders before giving the consent outlined above. In addition, Dicom has the obligation to repurchase certain shares of common stock upon demand of the holders thereof, pursuant to the conditions of the Stock Purchase Agreement attached hereto as exhibit 10.1.

         Part II.

         Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         There is no public trading market in the registrant's stock. There are approximately 30 holders of the registrant's common stock. There have been no dividends declared to date. There are no restrictions on the ability to declare dividends in the future. No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock. Although the Company intends to submit its application to the OTC Bulletin Board contemporaneously with the filing of this registration statement, there is no assurance that such an application will be granted. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock has not traded in a public market.

         As of April 30, 1999 there were 30 holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

         As of the date hereof, the Company has issued and outstanding 2,400,000 shares of common stock. In March, 1997, the Company issued 1,400,000 shares of common stock to various purchasers for the purchase price between $0.001 and $1.00 per share for a total sale price of $1,000,000 and an average per share price of $0.71. The funds were used to pay various payables including payments to certain persons for prior services rendered to the Company.

         Of the Company's total outstanding shares, 1,400,000 may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company or otherwise restricted by agreements between individual stockholders. Of these 1,400,000 shares, the Company has identified 400 shares as being held by affiliates of the Company.

         A total of 1,000,400 shares are considered restricted securities and are presently held by affiliates and/or principal shareholders of the Company. None of the 1,000,400 restricted shares are presently eligible for sale pursuant to Rule 144, subject to the volume and other limitations set forth under Rule
144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

         The Company has not previously filed a registration statement with the Commission. No private placement memorandum was used in relation to the issuance of shares.

Dividend Policy

         Dicom has not declared any dividends in the past and there is no intention to declare dividends in the future.

         Item 2. Legal Proceedings

         There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

         Item 3.  Changes in and Disagreements with Accountants.

         None.

         Item 4.  Recent Sales of Unregistered Securities

         Between March 17, 1999 and April 6, 1999, the registrant sold 2,400,000 shares of common stock. There was no public offering of the shares. The duration of the offering period was March 17, 1999 to April 6, 1999. The shares were offered to acquaintances of the officers and directors and issued as payment for the licensing of the Company's software. Between March 17 and March 19, 1999, 400,200 shares were sold to founders of Dicom at par value of $0.0001 per share. Between March 26, 1999 and April 6, 1999, 999,800 shares were sold to investors of Dicom at $1.00 per share. On March 17, 1999, 1,000,000 shares of common stock were issued to Torchmark and its assignees pursuant to the license agreement between Torchmark and Dicom dated March 17, 1999.

         The total offering price for the common stock sold for cash was $1,000,000. Dicom paid a consulting fee to Landmark Consulting and Developing Ltd., an International Business Corporation, of $100,000 and an expense allowance of $35,000 as consulting fees in connection with the sale of shares of Dicom's common stock.

         Dicom issued 950,000 shares of common stock to Torchmark under the Capital Contribution Agreement and the License Agreement attached hereto as exhibits 10.2 and 10.3 respectively and 25,000 shares to VCBM Ltd. and 25,000 shares to James Ullock under the same agreements. James Ullock and VCBM Ltd. are assignees of Torchmark who provided consulting services to Torchmark and are not related in any way to Dicom, its officers or directors. Torchmark elected to have 50,000 of the original 1,000,000 shares to be paid for the license assigned to VCBM Ltd. and James Ullock as compensation for consulting services provided to Torchmark. Dicom and Torchmark entered into a license agreement for the Software on March 17, 1999. Under the terms of the agreement, Torchmark has given Dicom an exclusive, world-wide, royalty free, fully paid-up license to use, sell, distribute and sublicense the Software for a thirty year period in exchange for 1,000,000 shares of common stock issued to Torchmark and/or its assignees.

         Dicom issued 1,400,000 in an offering which raised $1,000,000 for the shares pursuant to the exemption contained in Regulation D, Rule 504 of the Securities Act of 1933, as amended. The shares were sold and payment received therefrom on or before April 6, 1999. The offering was for no more than $1,000,000. No general solicitation was made. There were no more than 8 unaccredited investors in the offering.

         The shares issued to Torchmark, James Ullock and VCBM Ltd. were issued and sold pursuant to Rule 505 of Regulation D of the Securities Act of 1933. The factual basis for this exemption is that (1) Torchmark, VCBM Ltd. and James Ullock have represented themselves as accredited investors and (2) the dollar amount attributable to the issuance falls within the exemption of Rule 505.

         The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2), Rule 701 promulgated thereunder, Section 3(a)(9) among other exemptions. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had access, through their relationships with the Registrant, to information about the Registrant.

         Item 5. Indemnification of Officers and Directors

         The Company's Articles of Incorporation provide for indemnification to the full extent permitted by Nevada law of all persons it has the power to indemnify under Nevada law. In addition, Article VII of the Company's By Laws provide for indemnification to the full extent permitted by Nevada law of all persons it has the power to indemnify under Nevada law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of the Company's Articles of Incorporation and By Laws which provide indemnification may reduce the likelihood of derivative litigation against the Company's directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit the Company and its stockholders.

         Part F/S

(a)      (1) See Audited Financial Statements and supplementary data index which appears on page F-1 herein.

         (2) Schedules have been omitted because they are either not applicable or the required information is shown in the financial statements or notes thereto.

         (3) Exhibits

INDEX TO EXHIBITS

          EXHIBIT NO.       DESCRIPTION OF EXHIBIT
          -----------       ----------------------

             3.1(a)        Articles of Incorporation of the Registrant

             3.2(a)        Bylaws of the Registrant

            10.1(a) Form of Stock Purchase Agreement between the Registrant and purchasers of shares of common stock in the Registrant.

            10.2(a)        License Agreement between Torchmark Holdings, Ltd.
                           and Registrant dated March 17, 1999.

            10.3(a) Capital Contribution Agreement between Torchmark Holdings, Ltd. and Registrant dated March 17, 1999.

            10.4(a) Order Fulfillment Agreement between 527403 British Columbia Limited and Registrant dated May 14, 1999.

            10.5(a) Voting Agreement between certain holders of common stock in the Registrant and the Registrant, dated March 17, 1999.

            27.1(b)        Financial Data Schedule

(a) Filed previously with the commission in Registrant's Filing on Form 10 SB on June 15, 1999

(b) Filed previously with the commission in Registrant's Filing on Form 10 SB, Amendment No. 1 on July 22, 1999.

                           DICOM IMAGING SYSTEMS, INC.

                      INDEX TO AUDITED FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----

Report of Kurt Saliger, CPA, Independent Auditor.....................   F-1
Balance Sheets.......................................................   F-2
Statements of Operations.............................................   F-3
Statements of Stockholders' Equity...................................   F-4
Statements of Cash Flows.............................................   F-5
Notes to Financial Statements........................................   F-6

Kurt D. Saliger, CPA
5000 W. Oakey, Suite A-4
Las Vegas, NV 89146

INDEPENDENT AUDITOR'S REPORT

         I have audited the accompanying balance sheet of Dicom Imaging Systems, Inc. (a development stage Company), as of March 31, 1999; and the related statements of operations, stockholders' equity and cash flows for the period from March 17, 1999 (date of inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I concluded my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dicom Imaging Systems, Inc. (a development stage company) at March 31, 1999 in conformity with generally accepted accounting principles.

/s/ Kurt D. Saliger C.P.A.
Kurt D. Saliger  C.P.A.
April 27, 1999

                          DICOM IMAGING SYSTEMS, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                 March 31, 1999

ASSETS

CURRENT ASSETS

Cash                                                                  $ 222,902

Stock Subscription Receivable                                         $ 443,950


Total Current Assets                                                  $ 666,852


PROPERTY AND EQUIPMENT, NET                                           $  34,914
LICENSING AGREEMENT                                                      97,500
DEFERRED TAXES                                                           34,998


TOTAL ASSETS                                                          $ 834,264


LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable                                                      $       0

TOTAL CURRENT LIABILITIES                                             $       0

LONG TERM DEBT                                                        $       0

STOCKHOLDERS' EQUITY

Common Stock, $.001 par value authorized
  50,000,000 shares issued and outstanding at March 31, 1999
  2,400,000 shares                                                    $   2,400
Preferred Stock, $.001 par value authorized
  10,000,000 shares issued and outstanding at March 31, 1999
  zero shares                                                         $       0
Additional Paid In Capital                                            $ 899,800

Deficit Accumulated During Development Stage                          $ (67,936)

TOTAL STOCKHOLDERS' EQUITY                                            $ 834,264

TOTAL LIABILITIES AND STOCKHOLDERS                                    $ 834,264
EQUITY

                          DICOM IMAGING SYSTEMS, INC.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS
                  March 17, 1999 (Inception) to March 31, 1999

INCOME

Revenue                                                             $         0

TOTAL INCOME                                                        $         0


EXPENSES

General and Administrative                                          $   103,223

TOTAL EXPENSES                                                      $   103,223


INCOME (LOSS) FROM OPERATIONS                                       $  (103,223)

  Interest Income                                                   $       289

INCOME (LOSS) BEFORE INCOME TAXES                                   $  (102,934)

Benefit from Income taxes                                           $    34,998


NET INCOME (LOSS)                                                   $   (67,936)


NET INCOME (LOSS)

PER SHARE - BASIC AND DILUTED                                       $   (0.0283)


AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                           2,400,000

                          DICOM IMAGING SYSTEMS, INC.
                         (A Development Stage Company)

                       STATEMENT OF STOCKHOLDERS' EQUITY
                                 March 31, 1999


                                                                                                       (Deficit)
                                                                                                        Accumulated
                                                                                 Additional Paid in     During
Common stock                     Number of Shares              Amount            Capital                Development Stage
-------------                    ----------------              ------            ------------------     -----------------
Issued for cash                   1,400,000                    $1,400            $803,300
March 17, 1999

Issued for licensing and          1,000,000                    $1,000            $ 96,500
distribution agreement
March 31, 1999

(Net Loss) March 17, 1999

(Inception) to March 31, 1999                                                                           $(67,936)
Balance March 31, 1999            2,400,000                    $2,400            $899,800
                                                                                                        $(67,936)


                          DICOM IMAGING SYSTEMS, INC.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS
                  March 17, 1999 (Inception) to March 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES

(Net loss)                                                            $ (67,936)

(Increase) in deferred tax asset                                      $ (34,998)

Net Cash (Used) In Operating Activities                               $(102,934)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment                                   $  34,914


                                                                      $(137,848)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock for cash
net of stock subscriptions receivables                                $ 360,750


Net increase in cash                                                  $ 222,902


Cash, March 17, 1999                                                  $       0
Cash, March 17, 1999                                                  $ 222,902

Non-cash transaction:


Insurance of common stock for licensing agreement                     $  97,500

                          DICOM IMAGING SYSTEMS, INC.

                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                  March 17, 1999 (inception) to March 31, 1999

Note 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was incorporated March 17, 1999 under the laws of the State of Nevada. The Company was organized to engage in any lawful activity. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

         In March of 1999 the Company entered into a license and distribution agreement with Torchmark Holdings to secure rights to image archiving and retrieval software for use in dental diagnostic procedures and for other applications.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method

         The Company records income and expenses on the accrual method.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Property and equipment

         Property and equipment is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful life of computer hardware equipment over a period of three years.

         Income Taxes

         Income Taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Stock Subscription Receivable

         Stock subscription receivables reflects $443,950 of common stock subscriptions received after the March 31, 1999 balance sheet date. ALL monies were received by April 27, 1999.

         Cash and Cash Equivalents

         The Company maintains a cash balance in an interest bearing bank that currently exceeds federally insured limits. As of March 31, 1999 this risk of funds uninsured totals $122,902. For purpose of the statement of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of March 31, 1999.

         Research and Development

         Research and development costs are expensed as incurred. There were no such costs expensed as of March 31, 1999.

         Loss per share

         Net loss per share is provided in accordance with Statement of Financial accounting Standards No. 128 (SFAS #128) "Earnings Per Share." Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. The common stock equivialents outstanding at March 31, 1999 are antidilutive.

         Recently Issued Accounting Standards

         Management expects none of the recently issued accounting standards to have a material effect on the Company's financial statements at March 31, 1999.

NOTE 3 - INCOME TAXES

         There is no provision for income taxes for the period from March 17, 1999 (inception) to March 31, 1999 due to the net loss and no Nevada state income tax in the state of the Company's domicile.

         The tax effects of temporary differences that that give rise to deferred tax assets by applying the U.S. federal income tax rate of 34% to pretax loss of $102,934 results in a deferred tax asset of $34,998 at March 31, 1999.

                           Net Operating Losses                    $34,998
                           Less: valuation allowance               $     0

                           Net deferred tax assets                 $34,998

             The deferred taxes are presented in the balance sheet as a long term asset.

             At March 31, 1999 the Company has net operating loss carryfowards for federal income tax purposes of $102,934 which are available to offset future taxable income through 2019.

             In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the related temporary differences become deductible.

NOTE 4 - STOCKHOLDERS' EQUITY

         Common Stock

         The authorized common stock of the Company consists of 50,000,000 shares with a par value of $0.001 per share. Issued and outstanding common stock shares equal to 2,400,000 were issed on March 31, 1999.

         Preferred Stock

         The authorized preferred stock of the Company consists of 10,000,000 shares with a par value of $0.001 per share. No preferred stock shares were issued and outstanding at March 31, 1999.

NOTE 5 - LICENSE AND DISTRIBUTION AGREEMENT

         The Company entered into a license and distribution agreement with Torchmark Holdings in March of 1999. The agreement was conditional upon the Company raising a minimum of $1,000,000 in equity through the sale of common stock on or prior to June 1, 1999. Upon reaching the aforementioned equity level, the Company would issue 1,000,000 shares of common stock to Torchmark Holdings.

         Torchmark Holdings has secured rights to image archiving and retrieval software for use in dental diagnostic procedures and for other medicinal applications.

         The Company will obtain an exclusive, transferable, limited, paid-up, royalty-free, worldwide right and license to: reproduce, publish, transmit or otherwise distribute to third parties the software.

         The Company issued 1,000,000 shares to Torchmark for the license and distribution agreement on March 31, 1999 as substantially all the equity requirements were met. The Company is amortizing the cost of the license and distribution agreement over the term of thirty years.

NOTE 6 - STOCK OPTION PLAN & INCENTIVE PLAN

             As of March 31, 1999 the Board of Directors has adopted an Incentive Plan (the plan) which permits the granting of incentive compensation to the Board of Directors through a pool of stock incentive options representing a maximum of 1,250,000 shares.

             Information for the period ended March 31, 1999 with respect to the incentive plan is as follows:

                                                                            weighted avrg
                                                                option        exercise
                                                   shares       price          price
Incentive stock options issued                    200,000        $  7.50       $ 7.50
Incentive stock options issued                    200,000        $ 10.00       $10.00
Incentive stock options issued                    200,000        $ 12.50       $12.50
Incentive stock options issued                    650,000        $ 15.00       $15.00

Outstanding at March 31, 1999                   1,250,000     $7.5-15.00       $12.60
Shares excercisable at March 31, 1999               -0-       $7.5-15.00       $12.60
No shares are available for grant at March 31, 1999.

         The company applies ABA opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized in the financial statements. The pro forma impact of recognizing compensation cost based on the fair value at the grant date for stock options under SFAS No. 123 on the Company's reported operations was zero for the period ending March 31, 1999. Accordingly, the pro forma impact of recognizing compensation cost under SFAS No. 123 on basic and diluted loss per share was immaterial for the period ending March 31, 1999

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




DICOM IMAGING SYSTEMS, INC.
---------------------------
(Registrant)

Date: September 14, 1999
      ------------------

By: /s/ David Gane
    --------------
David Gane
President and Chief Executive Officer